SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                         ______________


                         SCHEDULE 14D-9
          Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934
                         (Amendment No. 4)

                         ______________


                         BRC HOLDINGS, INC.
                    (Name of Subject Company)

                         ______________

               MATADOR CAPITAL MANAGEMENT CORPORATION
                    EVERGLADES PARTNERS, L.P.
                         JEFFREY A. BERG
               (Name of Person(s) Filing Statement)

                         ______________

                    COMMON STOCK, $.10 PAR VALUE
                    (Title of Class of Securities)

                         227174-10-9
               (CUSIP Number of Class of Securities)

                         ______________

                    David Fink
                    Matador Capital Management Corporation
                    200 1st Avenue North
                    Suite 206
                    St. Petersburg, FL  33701
                    (813) 898-9300
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                         WITH COPIES TO:

     Leon P. Gold, Esq.            Carolyn S. Reiser, Esq.
     Proskauer Rose LLP            Shartsis, Friese & Ginsburg LLP
     1585 Broadway                 One Maritime Plaza
     New York, New York  10036          18th Floor
     (212) 969-3480                San Francisco, CA  94111
                                   (415) 421-6500





     This Amendment No. 4 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on November 23, 1998 by Matador Capital Management Corporation ("MCMC") and Jeffrey A. Berg, as previously amended (the "Schedule 14D-9"), in connection with a tender offer made by ACS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation, to purchase 8,704,238 shares of common stock, par value $.01 per share (the "Shares"), of BRC Holdings, Inc. ("BRCP") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998, as amended through December 3, 1998 (the "Offer").

     The following information supplements the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     MCMC sent a letter, dated December 4, 1998, to the Board of Directors of BRCP proposing that MCMC (through an affiliated entity) acquire all the outstanding stock of BRCP at a price of $21 per share. A copy of the letter is filed as Exhibit 4 hereto.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 4. Letter, dated December 4, 1998, from MCMC to the Board of Directors of BRCP.

                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                              MATADOR CAPITAL MANAGEMENT CORPORATION

                              By:  /s/ Jeffrey A. Berg
                                   Jeffrey A. Berg, President



                              /s/ Jeffrey A. Berg
                              Jeffrey A. Berg



                              EVERGLADES PARTNERS, L.P.

                              By:  Matador Capital Management, L.P.,
                                   its general partner

                              By:  Everglades Capital Corporation,
                                   its general partner


                              By:  /s/ Jeffrey A. Berg
                                   Jeffrey A. Berg, President




Date:  December 4, 1998

                                                        Exhibit 4

December 4, 1998

Board of Directors
BRC Holdings, Inc.
1111 W. Mockingbird Lane
Suite 1400
Dallas, Texas  75247

Gentlemen:

Matador Capital Management hereby proposes to acquire, through an affiliated entity, all of the outstanding stock of BRC Holdings, Inc. ("BRC") at a price of $21 per share. The $21 proposal would be subject to the completion of due diligence, execution of definitive documentation and completion of financing for the transaction. In connection with such financing, we have held discussions with several financing sources, which have indicated a high degree of interest in providing a significant portion of the equity financing required for such a transaction. Matador believes that the combination of equity and debt available through its own resources and other financing sources will be sufficient to complete this deal.

The financing source that would likely be the lead investor is a private equity investment firm that currently manages in excess of $1.5 billion through several limited partnerships. Over its twenty-five year history, it has completed almost 100 transactions in a variety of service and industrial businesses.

We are highly motivated to move expeditiously to close this transaction. In order to facilitate our proposal, we hereby request access for ourselves, and our financing sources, to confidential information relating to BRC including the right to meet with senior company officers. Matador, and its financial advisor, Jefferies & Company, Inc., and its financing sources are prepared to meet immediately with the Company's President and Chief Operating Officer to accelerate its due diligence.

Since time is of the essence, we respectfully request an immediate reply.

Sincerely,

Matador Capital Management Corporation

By:       /s/ Jeffrey A. Berg
     Jeffrey A. Berg, President



Attachment

AFFILIATED INVESTORS / BOARD


Several individual investors who will take an active role on the Board, in addition to representatives of the financing sources, include the following:

              --   Robert J. Levenson has been Director of First Data
              Corporation (NYSE FDC) since 1992. He has been Executive Vice President of First Data Corporation from 1993 to the present. Former Senior Executive Vice President, Chief Operating Officer, and Member of the Office of the
              President and Director of Medco Containment Services, Inc.,
              a provider
              of managed care prescription benefits, from October 1990 to December 1992 (Medco was acquired by Merck in a $6 billion transaction). From 1985 until October 1990, he was a Group
              President and Director of ADP (NYSE   ADP).  Mr. Levenson is
              a Director of Superior TeleCom, Inc., Vestcom International,
              Inc. (OTC  VESC), and Emisphere Technologies, Inc. (OTC   EMIS).


              -- Curtis Lee Smith, Jr. is Chairman of the Board and Chief Executive Officer of New Horizons Worldwide (OTC-NEWH), North America's largest and fastest growing software training company. Mr. Smith has served as the Company's Chairman of the Board and Chief Executive Officer and as a Director since July 1986, and had the additional title and duties of President from August 1989 through July 1992. Mr. Smith served as President of National Copper & Smelting Co., a Cleveland, Ohio-based manufacturer and distributor of copper products from 1962 to 1985. Mr. Smith also
              serves as a Director of Dental Care Alliance (OTC   DENT) and
              Strategic Diagnostics, Inc. (OTC   SDIX), both public companies.